2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

2005 ANNUAL GENERAL MEETING RESULTS

May 26, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) ... Lundin Mining Corporation  ("Lundin Mining" or the "Company") is pleased to report the results of the Company's Annual General Meeting of Shareholders held in Vancouver on May 25, 2005.

All resolutions as fully described in the Notice of Meeting and Information Circular were approved, namely;

· KPMG LLP, Chartered Accountants, were appointed as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company.

· The following were elected directors of the Company:

            Adolf H. Lundin
            Karl-Axel Waplan
            Edward F. Posey
            William A. Rand
            Brian D. Edgar
            Pierre Besuchet
            Lukas H. Lundin
            Anthony O'Reilly
            John H. Craig

· An ordinary resolution ratifying the granting of incentive stock options to insiders of the Company was passed.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. The Company is one of the world's leading producers of zinc. The main asset of Lundin Mining is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm. Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Other key assets are the Storliden copper-zinc mine in the Skelleft mining district of northern Sweden and the Galmoy zinc-lead mine in Ireland. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten mining district in northern Sweden as well as exploration permits covering numerous exploration targets in the historical Skellefte mining district of northern Sweden.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President

For further information, please contact:
Sophia Shane, Investor Relations – North America: (604) 689-7842 or
Robert Eriksson, Investor Relations– Europe: +46-8-545-07470